UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 4, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 4, 2013 announcing the appointment of Board Committee members.

April 4, 2013

APPOINTMENT OF MEMBERS OF BOARD COMMITTEES

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

The following decisions have been made during the Board of Directors meeting of our Company convened on April 4, 2013:

-	Independent members of our Board of Directors, Ahmet Akca, Mehmet Hilmi Guler, Atilla Koc and Colin J. Williams have been appointed to the Audit Committee;

-
Members of our Board of Directors, Ahmet Akca, Mehmet Hilmi Guler, Atilla Koc, Colin J. Williams, Karin Eliasson, Alexey Khudyakov and Gulsun Nazli Karamehmet Williams have been appointed to the Corporate Governance Committee;

-
Members of our Board of Directors, Ahmet Akca, Mehmet Hilmi Guler, Colin J. Williams, Karin Eliasson, Alexey Khudyakov and Gulsun Nazli Karamehmet Williams have been appointed to the Early Detection of Risks Committee;

-
Members of our Board of Directors, Ahmet Akca, Mehmet Hilmi Guler, Atilla Koc, Colin J. Williams, Karin Eliasson, Alexey Khudyakov and Gulsun Nazli Karamehmet Williams have been appointed to the Candidate Nomination Committee;

-
Members of our Board of Directors, Ahmet Akca, Mehmet Hilmi Guler, Atilla Koc, Colin J. Williams, Karin Eliasson, Alexey Khudyakov and Gulsun Nazli Karamehmet Williams have been appointed to the Compensation Committee.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.
http://twitter.com/TurkcellNews

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 4, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 4, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Division Head